SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE NINETY-FIFTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, State of Paraná. 2. DATE AND TIME: December 15, 2010 at 2:00 p.m. 3. PRESIDING BOARD: Léo de Almeida Neves - Chairman; Raul Munhoz Neto – Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I.    authorization for including items in other matters of interest of the Board of Directors and changing the order of the items of the agenda;

II.   definition of supplementary criteria for Copel’s holding of interest in other companies;

III. notification on the understandings between the current State Governor and the Governor-Elect for the Company’s process of transition, being hereby called a Board of Directors’ Meeting to be held on December 27, 2010, which will resolve on the election of Executive Officers taking office in January 2011 and on the authorization for calling an Extraordinary Shareholders’ Meeting to recompose the Board of Directors and Fiscal Council;

IV. approval of the signing of Memorandum of Understanding for Copel’s participation in the Auction 04/2010, A-5 Modality, on December 17, 2010, in consortium with the companies Triunfo Participações S.A. and Alupar Investimentos S.A.; and

V.  approval, on an exceptional basis, the discount, for Cooperativas de Eletrificação Rural do Estado do Paraná (Cooperatives for the Generation and Distribution of Electric Power of the State of Paraná), of 10% in the TUSD (Distribution System Usage Tariff) component of the tariffs applied to the entities that operate as “authorized”, which will reflect in a total discount of 4.87%, until June 2012, corresponding to approximately R$600 thousand per year, under specific conditions, including the formalization of agreement, and in case the cooperatives understand that the discount may not be effective and sustainable they may present proposals for transfer of assets to Copel, upon financial compensation, whose amounts shall be based on well-founded studies.

5. ATTENTANCE: LÉO DE ALMEIDA NEVES – Chairman; RAUL MUNHOZ NETO – Executive Secretary; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS; JORGE MICHEL LEPELTIER; LUIS ANTONIO RODRIGUES ELIAS; SYLVIO SEBASTIANI. -----------------------------------------------------------------------

The Minutes of the Ninety-Fifth Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 07 registered at the State of Paraná Trade Registry under no. 10/040141-4, on May 14, 2010.

RAUL MUNHOZ NETO

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Raul Munhoz Neto
Raul Munhoz Neto CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.